UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                              Pharmion Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    71715B409
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                                    Leo Kirby
                         667 Madison Avenue, 17th Floor
                               New York, NY 10065
                                 (212) 339-5633
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 8, 2008
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 Pages

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 71715B409                                            Page 2 of 7 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Julian C. Baker
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY             0
       OWNED BY         --------------------------------------------------------
         EACH           8     SHARED VOTING POWER
       REPORTING
        PERSON                2,855,271
         WITH           --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              2,855,271
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,855,271
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------


                               Page 2 of 7 Pages

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 71715B409                                            Page 3 of 7 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Felix J. Baker
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY             0
       OWNED BY         --------------------------------------------------------
         EACH           8     SHARED VOTING POWER
       REPORTING
        PERSON                2,855,271
         WITH           --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              2,855,271
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,855,271
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------


                               Page 3 of 7 Pages

Item 1.     Security and Issuer.

            This statement on Schedule 13D relates to the common stock, $.001 per share par value (the "Common Stock"), of Pharmion Corporation, (the "Company"), whose principal executive offices are located at 2525 28th Street, Suite 200, Boulder, Colorado 80301.

Item 2.     Identity and Background.

            This statement is being filed by Julian C. Baker and Felix J. Baker (each, a "Reporting Person"), each of whom is a United States citizen. Set forth below is certain information with respect to each Reporting Person:

Name                Business Address                  Present Principal Occupation
----                ----------------                  ----------------------------
Julian C. Baker     667 Madison Avenue 17th Floor     Managing Member, Baker Bros. Advisors,
                    New York, NY 10065                LLC (an entity engaged in investment
                                                      activities)

Felix J. Baker      667 Madison Avenue 17th Floor     Managing Member, Baker Bros. Advisors,
                    New York, NY 10065                LLC (an entity engaged in investment
                                                      activities)

            During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            The funds used to purchase the shares of Common Stock reported in
Item 5 below were provided from the available working capital of the entities there indicated.

Item 4.     Purpose of Transaction.

            The entities referred to in Item 5 below acquired the shares of Common Stock set forth therein solely for investment in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the Company or as a participant in any transaction having that purpose or effect.

            As a part of their ongoing review of the investment positions of these entities, the Reporting Persons from time to time evaluate the Company's business, operations, financial condition and prospects and, depending upon their continuing assessments of pertinent factors, including other business investment opportunities, economic conditions, market conditions, actions and public statements of members of the Board of Directors and management of the Company, the availability and nature of opportunities to dispose of shares in


                               Page 4 of 7 Pages
the Company and other plans and requirements of the particular entities, may increase or decrease the entities' holdings of the Company's Common Stock or communicate with members of the Board of Directors or management of the Company or other shareholders of the Company regarding any of the foregoing matters. The Reporting Persons may also change their present intentions stated above.

            At the present time the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Company or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend strategy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            Set forth below is the aggregate number of shares of Common Stock held, including shares that maybe acquired upon the exercise of Options, as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 37,392,423 shares outstanding as reported in the Company's Form 10Q filed on November 9, 2007. Such percentage figures are calculated on the basis that the Options owned by the Reporting Persons are deemed exercised for shares of Common Stock but other outstanding Options are not deemed exercised.

                                              Number of    Percent of Class
      Name                                     Shares        Outstanding
      ----------------------------------      ---------    ----------------
      Baker Bros. Investments II, L.P.            5,254          0.0%
      Baker Biotech Fund I, L.P                 721,089          1.9%
      Baker Brothers Life Sciences, L.P.      2,061,551          5.5%
      14159, L.P.                                65,752          0.2%
      Baker/ Tisch Investments, L.P.              1,625          0.0%
      ----------------------------------      ---------          ----
      Total                                   2,855,271          7.6%

            By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

            The following transactions in Common Stock were effected by the entities noted below during the sixty days preceding the filing of this statement. None of the reporting Persons has effected any other transactions in Common Stock during this period.


                               Page 5 of 7 Pages

-----------------------------------------------------------------------------------------------
               Name                      Date      Number of Shares    Transaction      Price/
                                                                                        Share
-----------------------------------------------------------------------------------------------
Baker Brothers Investments II, L.P.   12/20/2007               7         Purchase       58.7472
-----------------------------------------------------------------------------------------------
Baker Biotech Fund I, L.P.            12/20/2007             981         Purchase       58.7472
-----------------------------------------------------------------------------------------------
Baker Brothers Life Sciences, L.P.    12/20/2007           2,482         Purchase       58.7472
-----------------------------------------------------------------------------------------------
14159, L.P.                           12/20/2007              78         Purchase       58.7472
-----------------------------------------------------------------------------------------------
Baker/ Tisch Investments, L.P.        12/20/2007              52         Purchase       58.7472
-----------------------------------------------------------------------------------------------
Baker Brothers Investments II, L.P.   1/23/2008               73           Sale         66.2475
-----------------------------------------------------------------------------------------------
Baker Biotech Fund I, L.P.            1/23/2008           10,263           Sale         66.2475
-----------------------------------------------------------------------------------------------
Baker Brothers Life Sciences, L.P.    1/23/2008           28,505           Sale         66.2475
-----------------------------------------------------------------------------------------------
14159, L.P.                           1/23/2008              908           Sale         66.2475
-----------------------------------------------------------------------------------------------
Baker/ Tisch Investments, L.P.        1/23/2008               24           Sale         66.2475
-----------------------------------------------------------------------------------------------

Item 7.     Material to Be Filed as Exhibits.

Exhibit 1.  Agreement regarding the joint filing of this statement.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2008


                                        By: /s/ Julian C. Baker
                                            ------------------------------
                                            Julian C. Baker


                                        By: /s/ Felix J. Baker
                                            -------------------------------
                                            Felix J. Baker


                               Page 6 of 7 Pages

                                                                       EXHIBIT 1

                                    AGREEMENT

            In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on
Schedule 13D relating to the Common Stock, $0.001 par value, of Pharmion Corporation is being filed with the Securities and Exchange Commission on behalf of each of them.

February 8, 2008


                                        By: /s/ Julian C. Baker
                                            ------------------------------
                                            Julian C. Baker


                                        By: /s/ Felix J. Baker
                                            ------------------------------
                                            Felix J. Baker


                               Page 7 of 7 Pages